March 12, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	YUENGLINGS’ ICE CREAM CORPORATION

Withdrawal of February 21, 2024 Registration Statement on Form S-1 (File No. 333-277212)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), YUENGLINGS’ ICE CREAM CORPORATION (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its February 21, 2024 Registration Statement on Form S-1 (File No. 333-277212), as amended, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on February 21, 2024.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Please confirm the withdrawal of the Registration Statement with a telephone call to the Registrant’s counsel, Erika Mariz Pineda, Esq., 2001 Market Street, Philadelphia, PA 19103. number (267) 710-8995.

If you have any questions with respect to this matter, please contact Erika Mariz Pineda, Esq. at (267) 710-8995.

Sincerely,

YUENGLINGS’ ICE CREAM CORPORATION

/s/ Rick Jordan
Rick JordanRick Jordan
Chief Executive Officer